UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

Dynegy Inc.

(Name of Subject Company)

Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,

INCLUDING THE ASSOCIATED RIGHTS

(Title of Class of Securities)

26817G300

(CUSIP Number of Class of Securities)

Michael R. Anastasio, Jr.

c/o Seneca Capital Investments, LP

590 Madison Avenue, 28th Floor

New York, New York 10022

212-888-2999

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) by Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (together with each of the foregoing, “Seneca Capital” or “we”) on January 25, 2011, as amended (as may be further amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and a wholly-owned subsidiary of Icahn Enterprises Holdings L.P. (“IEH”), and IEH, as a co-bidder, as disclosed in a Tender Offer Statement on Schedule TO dated December 22, 2010, as amended (as may be further amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding shares of common stock of Dynegy Inc. (the “Company”), including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent, that are issued and outstanding (such shares of common stock and such rights collectively, the “Shares”), at a price of $5.50 per Share, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated December 22, 2010, as amended or supplemented from time to time, and in the related letter of transmittal, as amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 9.	Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(2)(I)	Press Release, dated February 17, 2011, issued by Seneca Capital.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SENECA CAPITAL INTERNATIONAL MASTER FUND, L.P.

By:	Seneca Capital International GP, LLC, Its General Partner

	By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL, L.P.

By:	Seneca Capital Advisors, LLC, Its General Partner

	By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.

By:	Seneca Capital Investments, LLC, its General Partner

	By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:	/s/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INTERNATIONAL GP, LLC

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, individually

Dated: February 17, 2011